FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: February 28, 2006

February 28, 2006

NEC Corporation & NEC Infrontia Corporation Enter into Stock-for-Stock

Exchange Agreement

NEC Corporation (“NEC”) and NEC Infrontia Corporation (“NEC Infrontia”) announced today that they have entered into a stock-for-stock exchange agreement in order to make NEC Infrontia a wholly-owned subsidiary of NEC.

1. Purpose of Making NEC Infrontia a Wholly-Owned Subsidiary of NEC

Through its “select and focus” business strategy, NEC Group is currently striving to maximize its corporate value. NEC Group is positioning the Integrated IT/Network Solutions business and the Semiconductor Solutions business as its core businesses, consolidating into these business areas the NEC Group’s management resources including R&D capabilities, intellectual property assets, software development capabilities and human resources, and further creating business and technological synergy between the two businesses.

As part of the Integrated IT/Network Solutions business, NEC Infrontia competitively offers key telephone systems and point of sales (POS) terminals.

As an integration of the IT market and the network market has advanced due to the shift in technology towards IP (Internet Protocol) based network infrastructure in the communications network area, fixed line networks have been rapidly replaced with wide area IP networks, using the Internet as junction networks. Although NEC has been supplying the government, local governments, and private companies with PBX products (devices used in office communication systems to switch telephone lines or connect them with external lines), PBX products have been replaced by IP telephony server products (servers coordinating IP-based PBX functions and office application software). Key telephone systems have become capable of serving as IP telephony systems supporting functions similar to those of IP telephony servers due to rapid developments in IT/networking technology. Because of the widespread use of mobile terminals, demand for IP telephony systems utilizing mobile technology is increasing. In the POS terminal business area, the spread of broadband lines has given rise to increased demand for POS products with high-end IT/networking functions for use with the web-based information systems used at stores.

In response to these changes in the business environment, NEC Group plans to position NEC Infrontia as a core company in the area of NEC Group’s IP telephony products and to integrate the development resources of overlapping products into NEC Infrontia in order to use resources effectively. In addition, by integrating NEC Group’s technologies related to IT, network, mobile and their integrated solutions into NEC Infrontia’s IP telephony business and POS terminal business, NEC Group plans to enhance NEC Infrontia’s development capabilities for products related to IT, network, and mobile technologies, and to expand NEC’s Integrated IT/Network Solutions business.

NEC and NEC Infrontia signed a memorandum of understanding dated November 24, 2005, in which they agreed to make NEC Infrontia a wholly-owned subsidiary of NEC. In accordance with the memorandum of understanding, NEC conducted a tender offer for the shares of NEC Infrontia from November 25, 2005 to January 12, 2006, and as a result of the tender offer, NEC’s ownership in shares of NEC Infrontia became 66.15%.

(Note)	The ownership ratio as a result of the tender offer was calculated based on the sum of the total number of issued shares of NEC Infrontia (126,724,074 shares (as of September 30, 2005)) and the number of the shares that were issued or transferred to the holders of the stock acquisition rights (including the stock acquisition rights stipulated in Paragraph 2, Article 210-2 of the former Commercial Code of Japan) of NEC Infrontia upon exercise of such stock acquisition rights by the end of the tender offer period (122,000 shares), deducting the number of treasury stock owned by NEC Infrontia (952,722 shares (as of September 30, 2005)).

2. Terms and Conditions of Stock-for-Stock Exchange

(1)	Schedule

February 28, 2006	Approval by the board of directors of NEC and NEC Infrontia for entering into the stock-for-stock exchange agreement and execution of such agreement

March 24, 2006 (planned)	Shareholders extraordinary meeting of NEC Infrontia to approve the stock-for-stock exchange agreement

May 1, 2006 (planned)	Effective date of the stock-for-stock exchange

(Note)	In accordance with Paragraph 1, Article 358 of the Commercial Code of Japan, NEC will conduct the stock-for-stock exchange without obtaining an approval of its shareholders meeting.

(2)	Share Exchange Ratio

	NEC (Parent Company)	NEC Infrontia (Wholly-Owned Subsidiary)
Share Exchange Ratio	1	0.774

(Note)	1. Share Exchange Allotment Ratio of Shares

0.774 shares of NEC will be allotted to 1 share of NEC Infrontia. No NEC shares will be allotted to 83,273,789 shares of NEC Infrontia that are owned by NEC.

2.	Basis for Determination of Share Exchange Ratio

The above share exchange ratio was determined in accordance with the negotiations between NEC and NEC Infrontia. The negotiations had taken into consideration the share exchange ratios proposed and reported by Daiwa Securities SMBC Co. Ltd., the advisor of NEC, and by Deloitte Touche Tohmatsu, the advisor of NEC Infrontia.

3.	Methods of Calculation for Share Exchange Ratio Used by Advisors

(1)	Daiwa Securities SMBC Co. Ltd. calculated the share exchange ratio based upon the corporate value of NEC and NEC Infrontia. The valuation of each company was conducted by Market Approach, Discounted Cash Flow Approach and Comparable Company Approach.

(2)	Deloitte Touche Tohmatsu calculated the share exchange ratio based upon the corporate value of NEC and NEC Infrontia. The valuation of each company was conducted by Market Approach, Discounted Cash Flow Approach, Income Approach and Multiple Approach.

4.	Number of New NEC Shares to be Issued

Common Share : 33,630,520 shares

5.	Date from which Dividends are Calculated

Dividends for the new NEC Shares to be Issued in the stock-for-stock exchange shall be calculated as from April 1, 2006.

(3)	Cash Distribution Upon Stock-for-Stock Exchange

There will be no cash distribution in relation to the stock-for-stock exchange.

3.	Basic Information on Relevant Parties (as of September 30, 2005)

(1)	NEC

1)	Corporate Name	NEC Corporation

2)	Business	IT/Network Solutions, including manufacture and sale of computers, communications equipment, and software, as well as provision of services related to such products

3)	Date of Incorporation	July 17, 1899

4)	Head Office	7-1, Shiba 5-chome, Minato-ku, Tokyo

5)	Representative	Akinobu Kanasugi, President

6)	Stated Capital	337,821 million yen

7)	Issued Shares	1,995,923,384 shares

8)	Shareholders’ Equity	977,923 million yen

9)	Total Assets	2,400,255 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	23,552

12)	Major Customers	NTT Group, governments and other public sector institutions

13)	Major Shareholders and Ownership Ratios

		Japan Trustee Services Bank, Ltd. (Trust Account)	4.98%

		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.60%

		Nippon Life Insurance Company	2.06%

		Sumitomo Life Insurance Company	2.05%

14)	Main Bank	Sumitomo Mitsui Banking Corporation

The Sumitomo Trust & Banking Co., Ltd.

(2)	NEC Infrontia

1)	Corporate Name	NEC Infrontia Corporation

2)	Business	Development, manufacture and sale of IT/Network systems and office application terminals, and System Solutions

3)	Date of Incorporation	November 17, 1932

4)	Head Office	6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki-shi, Kanagawa

5)	Representative	Kazunori Kiuchi, President

6)	Stated Capital	10,331 million yen

7)	Issued Shares	126,724,074 shares

8)	Shareholders’ Equity	29,323 million yen

9)	Total Assets	54,333 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	1,351

12)	Major Customers	NEC Group and NTT Group

13)	Major Shareholders and Ownership Ratios

		NEC Corporation	53.31% (Note)

		Morgan Stanley and Company International, Ltd.	2.65%

		Mitsui Sumitomo Insurance Co., Ltd.	1.88%

		Aozora Bank, Ltd.	1.78%

14)	Main Bank	Sumitomo Mitsui Banking Corporation

The Sumitomo Trust & Banking Co., Ltd.

15)	Relationship between the Parties

	Equity:	NEC owns 53.31% of the issued shares of NEC Infrontia. (Note)

	Human Resources:	Officers and employees of NEC concurrently serve as directors (two) and corporate auditors (two) of NEC Infrontia.

	Business:	NEC purchases from NEC Infrontia key telephone and POS products and sells to NEC Infrontia personal computers, servers, PBXs, and other products.

(Note)	As the result of the tender offer for NEC Infrontia shares, NEC’s ownership ratio became 66.15%.

16)	The Financial Results of the Most Recent Three Fiscal Years

(1)	NEC

Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	2,781,436	2,509,114	2,426,835
Operating income (loss) (million yen)	24,890	16,252	22,083
Ordinary income (loss) (million yen)	6,119	31,900	40,245
Net income (loss) (million yen)	(14,917)	25,253	24,254
Net income (loss) per share (yen)	(9.01)	14.43	12.49
Dividend per share (yen)	—	6.00	6.00
Shareholders’ equity per share (yen)	406.26	473.87	474.41

(2)	NEC Infrontia

Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	89,464	84,706	83,816
Operating income (loss) (million yen)	(1,972)	(1,594)	(406)
Ordinary income (loss) (million yen)	185	(1,871)	407
Net income (loss) (million yen)	(185)	(736)	121
Net income (loss) per share (yen)	(1.47)	(5.86)	0.97
Dividend per share (yen)	6.00	6.00	6.00
Shareholders’ equity per share (yen)	251.92	240.75	235.66

4.	Status After Stock-for-Stock Exchange

(1)	Corporate Name, Business, Head Office, Representative

Corporate Name, Business, Head Office and Representative of relevant parties, which are stated in “3. Basic Information on Relevant Parties”, will not change as a result of the stock-for-stock exchange.

(2)	Stated Capital

The stated capital of NEC will not increase as a result of the stock-for-stock exchange. NEC will incorporate into capital reserves the amount obtained by multiplying the net assets of NEC Infrontia as of the date of the stock-for-stock exchange by the ratio of number of NEC Infrontia’s shares to be transferred to NEC by the stock-for-stock exchange to the total number of issued shares of NEC Infrontia.

(3)	Effects on NEC’s Consolidated Financial Results

The stock-for-stock exchange will cause no material changes in NEC’s consolidated financial results for the period ending March 31, 2006 since NEC Infrontia is already a consolidated subsidiary of NEC.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contact:	Diane Foley
Public Relations Division
NEC Corporation
+81-3-3798-6511